May 28, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Re:	Terra Property Trust, Inc. Request for Acceleration of Effectiveness File No. 333-255321

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Terra Property Trust, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of its Registration Statement on Form S-11 (File No. 333-255321) and declare the Registration Statement, as then amended, effective as of 4:30 p.m. Eastern Time on June 2, 2021, or as soon thereafter as practicable, or at such later time as the Company or its counsel may orally requests via telephone call to the Staff. The Company also requests the Commission to specifically confirm such effective date and time to the Company in writing.

If you have any questions regarding this request, please contact Michael J. Kessler of Alston & Bird LLP, counsel to the Company, at (212) 210-9566.

Sincerely,

/s/ Gregory M. Pinkus
Gregory M. Pinkus
Chief Financial Officer, Chief Operating Officer, Treasurer and Secretary

cc:	Rosemarie A. Thurston, Alston & Bird LLP Michael J. Kessler, Alston & Bird LLP